SHIN
CORPORATION

[redacted]

June 4, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 054/2007**

  Subject: Notification of Disposition of Asset of Shin Satellite Plc.

  Date: June 4, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon A.

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

dlw 6/11

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 4, 2007

SH 054/2007

June 4, 2007

Subject: Notification of Disposition of Asset of Shin Satellite Plc.

To: The President
Stock Exchange of Thailand

Attachment: SSA-CP 027/2007 Subject: Notification of the resolutions of the Board of Directors' Meeting No. 7/2007 and memorandum of information on acquisition and disposition of assets and connected transactions

Shin Corporation Plc. (SHIN) would like to inform you that at Board of Directors Meeting of Shin Satellite Plc. (SATTEL), a public limited company which 41.32% of its total issued shares held by SHIN, it resolved regarding SATTEL's sale of its holding shares in Shenington Investments Pte Ltd in an amount of 49 percent of the total issued shares representing 7,182,420 shares (at the price of US$27.85 each) totaling US$200 million to Asia Mobile Holdings Pte. Ltd. (AMH). The details are shown in the attachment.

AMS is a connected person of SATTEL and SHIN because AMH and Aspen Holdings Co., Ltd. (a major shareholder of SHIN) has the same major shareholder which is Temasek Holding Pte Ltd.

The details of the Board of Directors meeting's of SATTEL regarding sale of shares shown in attachment as mentioned above and SATTEL also reported to investor via the Stock Exchange of Thailand.

SHIN CORPORATION

RECEIVED

2007 JUN -8 A 11:2

June 4, 2007

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 052/2007**

  Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV) in May 2007.

  Date: June 4, 2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

RECEIVED
2007 JUN -8 A 11:2?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Summary Translation Letter
To the Stock Exchange of Thailand
June 4, 2007

SH 052/2007

June 4, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV) in May 2007

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant II	Grant III	Grant IV
The number of warrants (units)	18,083,700	13,660,200	16,000,000
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Price (Baht/Share)	12.269	32.681	37.981
Exercise Ratio (warrant : common share)	1:1.11410		1:1.09950
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV) in May 2007, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	3,985,700	9,138,700	16,000,000
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	5,287,424	11,613,177	19,445,000

END